Exhibit 2

AMENDMENT NO. 1 TO AMENDED AND RESTATED

PREFERRED SHARES RIGHTS AGREEMENT

This AMENDMENT NO. 1, dated as of October 29, 2003 (this “Amendment No. 1”), to the Amended and Restated Preferred Shares Rights Agreement, dated as of May 9, 2002 (the “Rights Agreement”), between Abgenix, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (the “Rights Agent”).   Terms used but not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, as of the date hereof the Rights are redeemable;

WHEREAS, Section 27 of the Rights Agreement provides that, for so long as the Rights are redeemable, the Company may, in its sole and absolute discretion, and the Rights Agent shall, if the Company directs, supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights;

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement is necessary and desirable to effect the events set forth below and the Company and the Rights Agent desire to evidence such amendment in writing;

WHEREAS, the Company and AstraZeneca UK Limited (“AstraZeneca”) have entered into a Securities Purchase Agreement, dated as of October 15, 2003 (the “Purchase Agreement”), pursuant to which AstraZeneca has agreed to purchase from the Company, and the Company has agreed to sell to AstraZeneca, (i) 50,000 shares of its Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”) and (ii) 50,000 shares of its Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”; and, together with the Series A-1 Preferred, the “Initial Preferred”), which shares are convertible into shares of common stock, par value $0.0001 per share, of the Company (the “Common Shares”) upon the terms and conditions set forth in the Certificate of Designations for the Initial Preferred;

WHEREAS, the Purchase Agreement provides for the potential issuance by the Company upon the occurrence of certain milestone events set forth therein of (i) up to 30,000 shares of its Series A-3 Convertible Preferred Stock and (ii) up to 30,000 shares of its Series A-4 Convertible Preferred Stock (collectively, the “Conditional Preferred”), which shares are convertible into Common Shares upon the terms and conditions set forth in the Certificate of Designations for the Conditional Preferred;

WHEREAS, the Series A-2 Preferred is convertible in certain circumstances, in whole but not in part, into a Convertible Subordinated Note of the Company with an aggregate principal amount of $50,000,000 (the “Convertible Note”), which Convertible Note is convertible into Common Shares pursuant to and in accordance with the terms thereof;

WHEREAS, the Company desires to make certain amendments to the Rights Agreement to take into account the transactions contemplated by the Purchase Agreement, and AstraZeneca has required as a condition to the consummation of the transactions contemplated by the Purchase Agreement that the Company effect this Amendment No. 1 as set forth herein;

THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

1.                                       Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include an Exempt Person (as defined below).  Notwithstanding the foregoing:

(i) no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of  the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless, upon becoming the Beneficial Owner of such additional Common Shares of the Company, such Person is not the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding;

(ii)  (A) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (1) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), or (2) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement; and (B) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding, such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares of the Company, such Person is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding; and

(iii)          for purposes of this paragraph (a), AstraZeneca and its Affiliates (as defined in the Purchase Agreement) shall not be deemed to be the Beneficial Owner of (A) any Initial Preferred; (B) any Conditional Preferred; (C) the Convertible Note; (D) any Common Shares issuable pursuant to the instruments described in (A), (B), or (C); or (E) any Common Shares issued upon the mandatory conversion, effected at the election of the Company, of any Initial Preferred, any Conditional Preferred or the Convertible Note; provided, however, that, except as set forth in (A) through (E) above, AstraZeneca and its Affiliates (as defined in the Purchase Agreement) shall be deemed to Beneficially Own all other Common Shares that they Beneficially Own as of the date hereof or that they may otherwise Beneficially Own from time to time after the date hereof; provided, further, that the provisions of this paragraph (a)(iii) shall cease to apply if AstraZeneca shall be in breach of its obligations under Section 5.4 of the Purchase Agreement.

2.                                       Section 1 of the Rights Agreement is further amended by adding the following definitions in correct alphabetical order:

“AstraZeneca” shall mean AstraZeneca UK Limited, a company organized under the laws of England.

                                                                “Conditional Preferred” shall mean, collectively, (i) up to 30,000 shares of the Company’s Series A-3 Convertible Preferred Stock and (ii) up to 30,000 shares of the Company’s Series A-4 Convertible Preferred Stock, in each case that may be sold to AstraZeneca from time to time after the date of this Amendment No. 1 pursuant to the terms of the Purchase Agreement.

                                                                “Convertible Note” shall mean the Convertible Subordinated Note of the Company with an aggregate principal amount of $50,000,000, into which the shares of the Company’s Series A-2 Convertible Preferred Stock are convertible in certain circumstances.

                                                                “Initial Preferred” shall mean, collectively, (i) 50,000 shares of the Company’s Series A-1 Convertible Preferred Stock and (ii) 50,000 shares of the Company’s Series A-2 Convertible Preferred Stock, in each case initially sold to AstraZeneca pursuant to the terms of the Purchase Agreement.

                                                                “Purchase Agreement” shall mean that certain Securities Purchase Agreement dated as of October 15, 2003, between the Company and AstraZeneca.

3.                                       This Amendment No. 1 shall be governed by and construed in accordance with the laws of Delaware applicable to contracts to be made and performed entirely within such State.

4.                                       This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.                                       In all respects not inconsistent with the terms and provisions of this Amendment No. 1, the Rights Agreement is hereby ratified, adopted, approved and confirmed.

6.                                       If any term, provision, covenant or restriction of this Amendment No. 1 is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment No. 1 shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the day and year first above written.

“COMPANY”	ABGENIX, INC.

	By:	/s/ Kurt Leutzinger
		Name:	Kurt Leutzinger
		Title:	Chief Financial Officer

“RIGHTS AGENT”	MELLON INVESTOR SERVICES LLC

	By:	/s/ Asa Drew
		Name:	Asa Drew
		Title:	Assistant Vice President